UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2002

BUNZL PLC

(Exact name of Registrant as specified in its charter)

ENGLAND

(Jurisdiction of incorporation or organization)

110 Park Street, London W1Y 3RB

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

FORM 20-F X FORM 40-F__

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

YES __ NO X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):)

NOT APPLICABLE

INDEX

Description	Page
1. Press release dated May 27, 2002	

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BUNZL PLC

Date: May 31, 2002

By: /s/ A. T. Habgood

Name: Anthony Habgood

Title Chairman

Item 1

BUNZL

News Release

27 May 2002

BUNZL EXPANDS ITS EUROPEAN OUTSOURCING SERVICES BUSINESS

Bunzl plc, the international Group supplying business to business consumables, today announces that it has acquired Lockhart from Sodexho. Lockhart is the UK's leading supplier of catering equipment to the foodservice industry including hotels, caterers, restaurants, retailers and the licensed trade. It has a blue chip client base which is highly complementary to Bunzl's existing customers. Based in Theale near Reading, it had sales of £59 million in the year to 31 August 2001 and net assets at that time of £5.8 million.

Anthony Habgood, Chairman of Bunzl plc, said: "Lockhart is an excellent company which is the leading player in sourcing and distributing products used primarily for the preparation, storage and display of food. This is an acquisition which strengthens our one stop shop offering to customers in the UK and Ireland".

Enquiries:

Bunzl plc:
Anthony Habgood, Chairman
David Williams, Finance Director
Tel: 020 7495 4950

Finsbury:
Roland Rudd
Morgan Bone
Tel: 020 7251 3801